Exhibit 99.1

For Immediate Release

Pointer Telocation Closes Acquisition by I.D. Systems

Combined Company Rebrands as PowerFleet®

Rosh HaAyin, Israel, October 3, 2019. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR), a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced today that it has closed its previously announced acquisition by I.D. Systems, Inc. The new combined company will be rebranded as PowerFleet, Inc. and will trade on the Nasdaq Global Market and Tel Aviv Stock Exchange (TASE) under the ticker symbol “PWFL”. At the closing of the acquisition, each outstanding ordinary share of Pointer (other than certain excluded shares) was cancelled in exchange for $8.50 in cash without interest, and 1.272 shares of PowerFleet common stock.

This acquisition and new corporate branding positions PowerFleet as a global leader in providing enterprise-class wireless Internet of Things (IoT) and Machine to Machine (M2M) technology powering wireless solutions for the multi-trillion-dollar logistics, industrial vehicle and fleet management markets. To date, PowerFleet’s solutions have been selected by more than 1,500 customers and operate on more than 500,000 mobile subscriber units globally.

“We believe this is a disruptive, transformational combination for our industry, creating a new company with a North America market and global international foot print, having product leadership, technology leadership and supply chain superiority,” commented David Mahlab, President and Chief Executive Officer of Pointer, and as of the closing the CEO International of PowerFleet. “The acquisition culminates a two-year strategic working relationship between Pointer and I.D. Systems. Together, I.D. Systems and Pointer will have the advantage of being vertically integrated, unlike any of our competitors in the market.”

Mahlab continued: “PowerFleet will deliver high-value, technology leading, IoT products globally. With this new company, we expect to extend our leadership position in the growing mobile IoT and connected vehicle market, increase our penetration in North America, and expand our market share of the global IoT telematics market. Our combined platforms and solutions will create immediate leverage and greatly accelerate our connected vehicle strategy.”

David Mahlab added: “I would like to use this opportunity and thank the team, Pointer management and especially Mr. Yaniv Dorani, Pointer’s CFO, who played a pivotal role in making this complex transaction happen. I also want to thank our shareholders that enabled this transformative change and specifically DBSI which has been with us for a very long time and without whose active support we would not have reached this moment”.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when Pointer discusses extending PowerFleet’s leadership position, penetrating the North America market, expanding market share and leveraging and accelerating the connected vehicle strategy, success of the rebranding and combination of the two companies and future financial performance, , it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of Pointer to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. Actual results may differ materially from those projected as a result of these and certain other risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Pointer’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and under the heading “Risk Factors” in the joint proxy/prospectus furnished by Pointer to the SEC on July 27, 2019. These forward-looking statements are made only as of the date hereof, and Pointer undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Company contact: Yaniv Dorani, CFO Tel: +972-3-5723111 E-mail: yanivd@pointer.com	Investor Relations Contact at Hayden IR, LLC: Brett Maas Tel: 646-536-7331 E-mail: brett@haydenir.com Dave Fore Tel: 206-395-2711 E-mail: dave@haydenir.com